SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                 CryoLife, Inc.
                                (Name of Issuer)



                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title and Class of Securities)



                                   228 903 100
                                   -----------
                                 (CUSIP Number)











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CUSIP NO. 228 903 100
          -----------

 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

                               Steven G. Anderson
                                 SS# ###-##-####
--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)____.

         (b)____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
Number of                            (5) Sole Voting Power    -     1,043,470**
Shares Beneficially
Owned by Each                        (6) Shared Voting Power  -      104,510***
Reporting Person With *
                                     (7)  Sole Dispositive Power  - 1,043,470**

                                     (8)  Shared Dispositive Power -104,510***
--------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting
      Person

                            1,147,980 shares* ** ***
--------------------------------------------------------------------------------
(10)  Check if Aggregate Amount in Row (9) Excludes Certain
      Shares_____.
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9

                                  12.0 percent*
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------






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*        Reflects a two-for-one stock split effected on June 28, 1996.

**       Includes 8000 shares subject to options which became
exercisable on February 3, 1997.

***      Includes 104,510 shares owned by Mr. Anderson's spouse.



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Item l(a).  Name of Issuer:

         CryoLife, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         1655 Roberts Boulevard, NW,
         Kennesaw, Georgia 30144

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         1655 Roberts Boulevard, NW,
         Kennesaw, Georgia 30144

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.01 Par Value

Item 2(e).  CUSIP Number:

         228 903 100

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover pages

         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover pages



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                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class:

                  [  ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable



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Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/ Steven G. Anderson
----------------------
Steven G. Anderson                                February 5, 1997
                                                  ----------------
                                                       Date



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